

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2021

Claudius Tsang
Chief Executive Officer and Chairman
SPAC III Acquisition Corp.
2 Queens Road Central,
Central
Hong Kong

Re: SPAC III Acquisition Corp.
     Draft Registration Statement on Form S-1
     Submitted November 10, 2021
     CIK No. 0001890361

Dear Mr. Tsang:

We have conducted a limited review of your draft registration statement. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 filed November 10, 2021

Cover page

1.   Provide a description of how cash is expected to be transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed under VIE agreements. State whether any transfers, dividends, or distributions have been made to date.

Prospectus Summary, page 1

2.   We note your disclosure on page 47 that you believe you are not required to obtain any licenses or approvals to consummate the offering and while seeking a target for the initial

business combination. Please disclose the consequences to you and your investors if you do not receive or maintain approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

3.   We note your disclosure regarding foreign exchange restrictions and restrictions on cross boarder transfers starting on page 13. Please revise to also describe any restrictions and limitations on your ability to settle amounts owed under the VIE agreements.

Summary Risk Factors, page 38

4.   Please revise your summary risk factor section to add cross-references to the more detailed discussion of any China related risks in the prospectus.

Risk Factors, page 48

5.   We note disclosure on page 47 that the PCAOB is currently able to inspect your auditors, and that your auditor is currently registered with PCAOB. We also note your risk factors on pages 14, 81 and 89 regarding PCAOB inspection and delisting of the combined company's securities if you combine with a target based in China. Please also disclose any material risks to the company and investors if it is determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist your securities. Please also clarify that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

6.   In your risk factor on page 103, please explain how the oversight by the Cyberspace Administration of China could impact the process of searching for a target and completing an initial business combination.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Refer to Rules 460 and 461 regarding requests for acceleration.

You may contact Patrick Costello at (202) 551-8742 or Pam Long at 202-551-3765 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Giovanni Caruso